UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number: 333-69726

DELL COMPUTER CORPORATION 401(k) PLAN
(Full title of the Plan)

DELL COMPUTER CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682
(Address of issuer’s principal executive offices and address of the Plan)

Dell Computer Corporation 401(k) Plan
Index to Financial Statements

Page

Report of Independent Accountants
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, line 4i — “Schedule of Assets (Held at End of Year)” at December 31, 2002	11

Report of Independent Accountants

To the Participants and Administration and Investment
Committees of the Dell Computer Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Computer Corporation 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - “Schedule of Assets (Held at End of Year)” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS
Austin, Texas
March 26, 2003

Dell Computer Corporation 401(k) Plan
Statements of Net Assets Available for Benefits (in thousands)

	December 31,

	2002	2001

ASSETS
Investments:
Registered investment funds	$469,015	$418,455
Dell Computer Corporation Stock Fund	525,955	623,434
Loans receivable from participants	37,391	34,977

Total investments	1,032,361	1,076,866
Receivables:
Interest receivable	9	9
Unsettled trades	603	442
Employer contributions receivable	3,017	1,412

Total Assets	1,035,990	1,078,729

LIABILITIES
Accrued administrative expenses	504	457

Total Liabilities	504	457

NET ASSETS AVAILABLE FOR BENEFITS	$1,035,486	$1,078,272

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits (in thousands)

For the Year
Ended
December 31,
2002

ADDITIONS:
Contributions:
Employee contributions	$79,577
Employee rollovers	3,087
Employer contributions	31,321

Total contributions	113,985

Investment income:
Interest and dividends	10,562
Interest on loans to participants	2,609

Total investment income	13,171

Total additions	127,156
DEDUCTIONS:
Withdrawals	123,273
Net depreciation in fair value of investments	44,567
Administrative expenses	2,102

Total deductions	169,942

Increase (Decrease) in net assets	(42,786)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,078,272

End of year	$1,035,486

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General - Dell Computer Corporation (the “Company”) adopted the Dell Computer Corporation 401(k) Plan as Amended and Restated effective January 1, 2000 and further amended effective January 1, 2001 and July 31, 2001 (the “Plan”). The following brief description of the Plan, as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2002 and 2001, there were 18,929 and 18,123 participants in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 15% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $11,000 and $10,500 for 2002 and 2001, respectively, as permitted by the Internal Revenue Code of 1986, as amended. For the 2002 plan year, participants age 50 or over may contribute an additional $1,000 over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Employer Contributions - The Company matches 100% of the first 3% of eligible compensation each participant contributes to the Plan. The Company’s matching contributions are made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no discretionary matching contributions for the year ended December 31, 2002. Prior to September 1, 2001, all employer matching contributions were automatically directed to the Dell Computer Corporation Stock Fund until completion of the vesting period. Effective September 1, 2001, all previously unvested and future employer match contributions could be directed at the participant’s discretion according to each participant’s fund elections. As a result, neither participant nor Company contributions are required to be invested in the Dell Computer Corporation Stock Fund.

Terminations - Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2002 and 2001, there were no forfeited non-vested account balances outstanding. During 2002, forfeited account balances of $6,161,000 were used to reduce employer matching contributions.

Vesting - Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a one-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Administration - Plan assets are held in trust by JPMorgan Chase Bank (the “Plan Trustee”). The financial records of the Plan are maintained by a third-party recordkeeper, Hewitt Services LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Participant Accounts - Each participant account is credited with the participant’s contribution, allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investments - The following table sets forth information specific to each investment option under the Plan:

		Number of
		Participants at
		December 31,

Investment Option	Description	2002	2001

Dell Computer Corporation Stock	Company Stock	16,954	17,952
Neuberger Berman Genesis	Small-Cap Value	6,750	5,876
Invesco Small Company Growth	Small-Cap Growth	6,257	6,843
Dodge & Cox Balanced	Equity and Fixed Income Fund	9,174	8,873
Dodge & Cox Stock	Large-Cap Value	8,507	2,449
American Euro Pacific Growth	International Equity	5,991	5,975
PIMCO Total Return	Fixed Income	7,269	4,581
BGI Equity Index	Equity Index	3,040	1,925
Janus Growth & Income	Large-Cap Growth	3,708	2,449
Primco Stable Value	Stable Value	6,820	4,871

During 2001, the Plan established the Primco Stable Value Fund (“Primco Fund”). The Primco Fund invests in separate account guaranteed investment contracts (“separate account GICs”), synthetic investment contracts (“SICs”) and cash equivalents. Separate account GICs are investments in insurance companies or banks with a guaranteed interest rate that are maintained separately from the general assets of the insurance company or bank. SICs differ from separate account GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. The bank or insurance company issues a contract, referred to as a “wrapper”, that guarantees the value of the underlying investment for the life of the contract. Participant-directed transactions, such as withdrawals, are made at contract value rather than at the fair value of the supporting assets.

The Primco Fund purchased a traditional GIC in 2002. Traditional GICs differ from SICs in that the Plan does not own the assets underlying the investment. Rather, traditional GICs are contracts between an insurance company and the Plan to provide a guaranteed return on principal invested.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Participant Loans - Participants may take out a loan equal to the lesser of $50,000 less the highest previous outstanding loan balance during the past 12 months or 50% of the available vested portion of their account balance. Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. The minimum and maximum loan amount is $500 and $50,000, respectively. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents - The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Employer Contribution Receivable - The amounts owed to the Plan at year end relate to timing differences for employer matching contributions pertaining to the last payroll period of the year.

Investments - With the exception of the Primco Fund, all investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

As described in Note 1, the Primco Fund includes a separate account and a traditional GIC and SICs. The separate account and traditional GIC and SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments. Net unrealized appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the plan year.

The fair value of the separate account GIC is based on the fair value of the underlying assets. The fair value of the SICs represents the combined fair value of the underlying assets as well as the fair value of the related wrapper contract. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying assets.

Participant Loans — Participant loans receivable are recorded at cost which approximates market value. Participant loans are funded from the participant’s vested account balance. Principal and interest loan repayments are credited to the investment from which the loan proceeds were obtained.

Distributions - Plan distributions are recorded when paid.

Note 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,

	2002	2001

Dell Computer Corporation Stock Fund	$525,955	$623,434
Dodge & Cox Balanced Fund	73,261	71,918
Dodge & Cox Stock Fund	81,362	96,695
Primco Stable Value Fund	109,761	77,973
PIMCO Total Return Fund	76,884	—

The net depreciation in fair value of investments for the year ended December 31, 2002 was $44,567.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds. There were no valuation reserves against any of the Primco Fund’s separate account and traditional GICs and SICs at December 31, 2002 and 2001. The fair value and contract value of the assets in the Primco Fund are summarized as follows:

	December 31, 2002

	Fair Value	Contract Value

SICs	$103,792	$99,810
Separate account GIC	4,707	4,387
Traditional GIC	3,077	3,015
Cash equivalents	2,549	2,549

	$114,125	$109,761

	December 31, 2001

	Fair Value	Contract Value

SICs	$71,947	$70,859
Separate account GIC	5,740	5,621
Cash equivalents	1,493	1,493

	$79,180	$77,973

Interest crediting rates on the separate account GIC and SICs are reset monthly or quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of not less than zero percent. At December 31, 2002, the interest crediting rates on the separate account and traditional GIC and SICs ranged from 1.68% to 6.46%.

For the year ended December 31, 2002, the aggregate average annual yield for the separate account and traditional GIC and SICs in the Primco Fund was 4.67%. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

Note 4 — TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated April 16, 1991, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Company has received determination letters dated February 14, 1996, for Plan amendments prior to March 30, 1995 from the Internal Revenue Service informing the Company that the Plan and related trust, as amended, are designed in compliance with section 401(a) of the Internal Revenue Code. Therefore, the Company believes that the related trust is exempt from federal income tax under section 501(a) of the Internal Revenue Code.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

The Plan document was amended during 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws which amend the tax qualification requirements for retirement plans. Management believes all amendments subsequent to March 30, 1995 are in compliance with applicable requirements of the Internal Revenue Code and other related legislation. The Plan filed for a new tax determination letter with the IRS on February 28, 2002 and has not received a response as of June 17, 2003.

Dell Computer Corporation 401(k) Plan
Schedule H, line 4i — “Schedule of Assets for Investment Purposes”
At December 31, 2002 (in thousands)

Supplemental Schedule

Identity of Issuer	Description	Current Value

Dell Computer Corporation Stock Fund*	Company Stock	$525,955
Neuberger Berman Genesis Fund	Small-Cap Value	$44,635
Invesco Small Company Growth Fund*	Small-Cap Growth	$22,300
Dodge & Cox Balanced Fund	Equity and Fixed Income	$73,261
Dodge & Cox Stock Fund	Large-Cap Value	$81,362
American Euro Pacific Growth Fund	International Equity	$31,619
PIMCO Total Return Fund	Fixed Income	$76,884
BGI Equity Index Fund	Equity Index	$15,537
Janus Growth & Income Fund	Large-Cap Growth	$13,656
Primco Stable Value Fund	Stable Value
Chase Money Market Fund*	Cash Equivalents	$2,549

ING Life Insurance and Annuity Company	Synthetic Contract Wrapper #14667, 4.47%	$(970)
Capital One Master Trust	Monoline Credit Card, 4.60%, maturing 08/09	2,109
Fannie Mae Whole Loan	ABS - Home Equity Agency, 4.50% maturing 05/17	792
Federal Home Loan Mortgage Company	Agency Debenture, 6.88%, maturing 01/05	1,132
Federal Home Loan Mortgage Company	Agency Debenture, 4.88%, maturing 03/07	2,190
Household Private Label MT 2	Retail Credit Card, 4.95%, maturing 06/08	2,099
MBNA Master Trust	Monoline Credit Card, 5.75%, maturing 05/06	1,644
Nissan Auto Owners Trust	Prime Auto, 5.75%, maturing 09/04	2,290
United States Treasury	Treasury Note, 4.63%, maturing 05/06	1,084
Cash Equivalents	Cash Equivalents	97

		$12,467

Allstate Life Insurance Company	Synthetic Contract Wrapper #GA-77144, 5.33%	$(228)
Invesco Lambda II Fund*	Fixed Income Fund	4,750

		$4,522

Allstate Life Insurance Company	Synthetic Contract Wrapper 77145, 4.59%	$(552)
Invesco Intermediate Government/Credit Fund*	Fixed Income Fund	12,241

		$11,689

Bank of America	Synthetic Contract Wrapper #01-004, 3.93%	$(852)
American Express Optima CC MT	Monoline Credit Card, 5.53%, maturing 03/06	2,613
Capital One Auto Finance Trust	Sub Prime Auto, 4.88%, maturing 09/08	1,176
Daimler Chrysler Auto Trust	Prime Auto, 5.16%, maturing 02/04	1,529
Federal Home Loan Mortgage Company	Agency Debenture, 5.75%, maturing 04/08	2,269
Federal Home Loan Mortgage Company	Agency Debenture, 6.88% maturing 01/05	1,698
Federal Home Loan Mortgage Company	Agency Debenture, 5.25%, maturing 01/06	6,940
Ford Auto Owners Trust	Prime Auto, 6.62%, maturing 10/03	1,273
Household Auto Trust	Sub Prime Auto, 2.85%, maturing 03/07	1,323
United States Treasury	Treasury Note, 6.63%, maturing 05/07	2,351
Cash Equivalents	Cash Equivalents	194

		$20,514

Continental Assurance Company	Synthetic Contract Wrapper, #632-05004, 5.11%	$(90)
Invesco High Quality Structured Securities Fund*	Fixed Income Fund	2,237

		$2,147

John Hancock Life Insurance Company	Separate Account Guaranteed Investment Contract	$4,387

Monumental Life Insurance Company	Synthetic Contract Wrapper #MDA00313TR, 5.96%	$(431)
Invesco Iota Beta Fund*	Fixed Income Fund	6,729

		$6,298

*Denotes party-in-interest

Dell Computer Corporation 401(k) Plan
Schedule H, line 4i — “Schedule of Assets for Investment Purposes
At December 31, 2002 (in thousands)

Identity of Issuer	Description	Current Value

State Street Bank and Trust Company	Synthetic Contract Wrapper, #101005, 4.13%	$(516)
Americredit Auto Receivables Trust	Sub Prime Auto, 4.41%, maturing 11/08	2,099
Carmax Auto Owner Trust	Non Prime Auto, 3.59%, maturing 06/06	1,748
Daimler Chrysler Auto Trust	Prime Auto, 6.11%, maturing 03/04	2,027
Fannie Mae Whole Loan	FHA/VA Reperforming Pass Through, 7.50%, maturing 11/40	1,689
Honda Auto Receivables Trust	Prime Auto, 5.36%, maturing 11/03	1,235
United States Treasury	Treasury Note, 6.63%, maturing 05/07	1,176
Cash Equivalents	Cash Equivalents	258

		$9,716

UBS AG	Synthetic Contract Wrapper, #5087, 6.46%	$(136)
Invesco Lambda Fund*	Fixed Income Fund	1,711

		$1,575

UBS AG	Synthetic Contract Wrapper, #5093, 1.68%	$(6)
Invesco Omicron Fund*	Fixed Income Fund	2,152

		$2,146

Metropolitan Life Insurance Company	Synthetic Contract Wrapper, #28631, 3.53%	$(174)
Invesco High Quality Structured Securities Fund*	Fixed Income Fund	20,381

		$20,207

JP Morgan Chase	Synthetic Contract Wrapper, #ADELL-S, 2.44%	$(27)
Invesco Short-Term Bond Fund*	Fixed Income Fund	8,556

		$8,529

Monumental Life Insurance Company	Guaranteed Investment Contract, #SV04272Q, 2.00%	$3,015

Total Primco Stable Value Fund		$109,761

Dell Participant Loans, STIF*	Loans bearing interest at prime plus 1%	$37,391

*	Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION 401(K) PLAN

By:	Benefits Administration Committee of the Dell Computer Corporation 401(k) Plan

Date: June 30, 2003	By:	/s/ THOMAS H. WELCH, JR.
Thomas H. Welch, Jr., On Behalf of the Benefits Administration Committee

Index to Exhibits

No.	Description

23.1	Consent of Independent Accountants

99.1	Certification Pursuant to U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002